FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports Fourth Quarter and Year-End 2020 Results
Strong Free Cash Flow Generation of $58 million Supports Further 25% Dividend Increase
Toronto, Ontario (February 24, 2021) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2020.
“We closed 2020 on a strong note, meeting full year guidance with our highest production for the year in the fourth quarter. This was driven by another record quarter at Island Gold and significantly higher production at Young-Davidson following the completion of the lower mine expansion. With ongoing strong margins we had another solid quarter financially, generating $58 million of free cash flow,” said John A. McCluskey, President and Chief Executive Officer.
“We are expecting production to grow 15% in 2021, supporting strong ongoing free cash flow generation while we reinvest in high-return organic growth projects. This includes the Phase III Expansion at Island Gold where we just added another million ounces of combined high-grade Mineral Reserves and Resources as the value of the operation continues to grow. Reflecting the strong quarter and outlook, we are pleased to announce a further 25% increase in our dividend marking our second consecutive quarterly increase,” Mr. McCluskey added.
Fourth Quarter 2020
•Generated quarterly free cash flow1 of $58.0 million, the second consecutive quarter with strong free cash flow, driven by higher margins at all operations
•Announced a 25% increase in the dividend to US$0.025 per share to be paid in the first quarter of 2021, bringing the annual dividend to US$0.10 per share and marking the second consecutive quarterly increase
•Production increased to 120,400 ounces of gold, the highest quarterly total in 2020, driven by strong performances at Young-Davidson and Island Gold
•Young-Davidson produced 48,000 ounces of gold and generated record mine-site free cash flow1 of $30.8 million, driven by record mining rates of 7,651 tonnes per day ("tpd") from the new lower mine infrastructure, exceeding year end targets
•Island Gold produced a record 41,200 ounces of gold and generated mine-site free cash flow1 of $31.8 million
•Sold 121,831 ounces of gold at an average realized price of $1,860 per ounce for record revenues of $226.6 million
•Generated record cash flow from operating activities of $131.4 million ($126.5 million, or $0.32 per share, before changes in working capital1), a 69% increase from the fourth quarter of 2019
•Consolidated total cash costs1 of $733 per ounce and all-in sustaining costs ("AISC")1 of $1,030 per ounce were below and at the low end of revised full year guidance, respectively. As well, cost of sales per ounce of $1,115 were below guidance
•Record adjusted net earnings1 of $58.2 million, or $0.15 per share1, which includes adjustments for unrealized foreign exchange gains of $16.4 million recorded within deferred taxes and foreign exchange, and other one-time gains of $2.3 million. Adjusted net earnings increased 81% compared to the fourth quarter of 2019
•Realized record net earnings of $76.9 million, or $0.20 per share
•Ended the quarter with cash and cash equivalents of $220.5 million and equity securities of $43.7 million. In October 2020, the Company repaid $100.0 million drawn earlier in the year on its credit facility and is debt free
•Acquired Trillium Mining Corp. (“Trillium”) for cash consideration of $19.5 million, increasing its land package adjacent to, and along strike from the Island Gold deposit, by approximately 60%

TRADING SYMBOL: TSX:AGI NYSE:AGI

Full Year 2020
•Produced 426,800 ounces of gold, meeting revised production guidance. The Company met or exceeded production guidance at all three of its operations
•Implemented extensive health and safety measures in response to COVID-19, including testing of all employees and contractors at its three operations
•Island Gold produced 139,000 ounces, driving record mine-site free cash flow1 of $101.4 million
•Successfully completed the lower mine expansion at Young-Davidson with the commissioning of the Northgate shaft and new lower mine infrastructure in July
•Generated free cash flow1 of $122.3 million, reflecting a strong second half performance following the completion of the lower mine expansion at Young-Davidson, and the restart of operations at Island Gold and Mulatos which were impacted by COVID-19 in the second quarter
•Sold 424,325 ounces of gold at an average realized price of $1,763 per ounce for record revenues of $748.1 million
•Total cash costs1 of $761 per ounce were 2% below the low-end of revised cost guidance for the year, reflecting lower costs at both Island Gold and Mulatos. AISC1 of $1,046 per ounce were in line with revised guidance. Cost of sales of $1,136 per ounce were 2% below guidance reflecting lower total cash costs
•Realized adjusted net earnings1 of $156.5 million, or $0.40 per share1, an 87% increase compared to 2019. Adjusted net earnings include adjustments for unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $4.5 million and COVID costs of $6.5 million, partially offset by other items totaling $1.3 million
•Reported net earnings of $144.2 million, or $0.37 per share
•Record cash flow from operating activities of $368.4 million ($382.9 million, or $0.98 per share, before changes in working capital1), a 41% increase from 2019
•Paid $25.6 million in dividends, a 64% increase compared to 2019. In addition, the Company repurchased 1.1 million shares at a cost of $5.5 million, or $4.89 per share, under its Normal Course Issuer Bid ("NCIB").
•Reported year end 2020 Mineral Reserves of 9.9 million ounces, up from 9.7 million ounces at the end of 2019 with additions at Island Gold, Young-Davidson and Lynn Lake more than offsetting mining depletion. This included an 8% increase in Mineral Reserves and 40% increase in Inferred Mineral Resources at Island Gold, for a combined increase of 1.0 million ounces
•Repurchased a 3% net smelter return ("NSR") royalty payable on the majority of Mineral Reserves and Resources at Island Gold for cash consideration of $54.8 million. This reduced the effective royalty rate from 4.4% to 2.2% on Mineral Reserves
•Reported results of the Island Gold Phase III Expansion Study, which is expected to drive a 70% increase in average annual production to 236,000 ounces and a significant decrease in mine-site AISC to $534 per ounce starting in 2025
•Commenced construction of the low-cost, high-return La Yaqui Grande project in Mexico
•Equity securities value increased to $43.7 million at year end; During the year, sold $9.7 million of equity securities for a realized gain of $6.6 million, recorded in retained earnings

.(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Financial Results (in millions)
Operating revenues	$226.6	$186.0	$748.1	$683.1
Cost of sales (1)	$135.8	$136.0	$482.0	$521.4
Earnings from operations	$81.3	$41.6	$227.6	$126.0
Earnings before income taxes	$85.8	$43.8	$218.2	$128.9
Net earnings	$76.9	$38.0	$144.2	$96.1
Adjusted net earnings (2)	$58.2	$32.1	$156.5	$83.5
Earnings before interest, depreciation and amortization (2)	$133.6	$88.4	$381.7	$296.4
Cash provided by operations before working capital and cash taxes(2)	$126.5	$81.7	$382.9	$293.1
Cash provided by operating activities	$131.4	$77.8	$368.4	$260.4
Capital expenditures (sustaining) (2)	$27.5	$23.3	$82.1	$76.8
Capital expenditures (growth) (2) (3)	$41.9	$43.6	$151.2	$169.1
Capital expenditures (capitalized exploration) (4)	$4.0	$6.0	$12.8	$17.7
Operating Results
Gold production (ounces)	120,400	122,100	426,800	494,500
Gold sales (ounces)	121,831	127,148	424,325	494,702
Per Ounce Data
Average realized gold price	$1,860	$1,463	$1,763	$1,381
Average spot gold price (London PM Fix)	$1,874	$1,481	$1,770	$1,393
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,115	$1,070	$1,136	$1,054
Total cash costs per ounce of gold sold (2)	$733	$722	$761	$720
All-in sustaining costs per ounce of gold sold (2)	$1,030	$972	$1,046	$951
Share Data
Earnings per share, basic and diluted	$0.20	$0.10	$0.37	$0.25
Adjusted earnings per share, basic and diluted(2)	$0.15	$0.08	$0.40	$0.21
Weighted average common shares outstanding (basic) (000’s)	392,720	391,076	391,675	390,160
Financial Position (in millions)
Cash and cash equivalents			$220.5	$182.8
Debt and financing obligations			$—	$—
(1) Cost of sales includes mining and processing costs, royalties, and amortization expense. For the three months and twelve months ended December 31, 2020, cost of sales also includes COVID-19 costs of $nil and $6.5 million, respectively
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures
(3) Includes growth capital from operating sites. Excludes the Island Gold royalty repurchase completed in March 2020 for $54.8 million, and the acquisition of Trillium Mining Corp for $19.5 million in December 2020
(4) Includes capitalized exploration at Mulatos and Island Gold

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Gold production (ounces)
Young-Davidson	48,000	48,000	136,200	188,000
Mulatos	31,200	34,100	150,800	142,000
Island Gold	41,200	38,600	139,000	150,400
El Chanate (1)	—	1,400	800	14,100
Gold sales (ounces)
Young-Davidson	48,094	51,694	134,987	188,785
Mulatos	31,132	34,127	149,724	141,496
Island Gold	42,605	39,652	139,614	149,746
El Chanate (1)	—	1,675	—	14,675
Cost of sales (in millions)(2)
Young-Davidson	$60.8	$59.4	$201.3	$231.1
Mulatos	$41.3	$35.8	$168.8	$138.9
Island Gold	$33.7	$36.4	$111.9	$129.4
El Chanate (1)	$—	$4.4	$—	$22.0
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,264	$1,149	$1,491	$1,224
Mulatos	$1,327	$1,049	$1,127	$982
Island Gold	$791	$918	$801	$864
El Chanate (1)	$—	$2,627	$—	$1,499
Total cash costs per ounce of gold sold (3)
Young-Davidson	$792	$766	$1,019	$800
Mulatos	$986	$820	$816	$784
Island Gold	$481	$507	$451	$495
El Chanate (1)	$—	$2,448	$—	$1,390
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$934	$1,083	$1,214	$1,047
Mulatos	$1,426	$891	$1,032	$868
Island Gold	$676	$653	$660	$656
El Chanate (1)	$—	$2,448	$—	$1,411
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$19.5	$27.0	$101.7	$99.9
Mulatos(5)	$20.5	$9.5	$42.1	$54.2
Island Gold (6)	$26.9	$24.7	$80.8	$68.9
Other	$6.5	$11.7	$21.5	$40.6

(1) El Chanate transitioned to the reclamation phase of the mine life in the fourth quarter of 2019. Incremental production is a result of rinsing the leach pad. Gold sales from El Chanate in 2020 are not included in revenue and cost of sales.
(2) Cost of sales includes mining and processing costs, royalties and amortization.
(3) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(4) For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(5) Includes capitalized exploration at Mulatos of $0.2 million and $0.9 million for the three and twelve months ended December 31, 2020 (spending of $1.3 million for the three and twelve months ended December 31, 2019).
(6) Includes capitalized exploration at Island Gold of $3.8 million and $11.9 million for the three and twelve months ended December 31, 2020 (spending of $4.7 million and $16.4 million for the three and twelve months ended December 31, 2019); 2020 capital expenditures exclude the Island Gold royalty repurchase for $54.8 million and the acquisition of Trillium Mining Corp for $19.5 million.

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Annual recordable injury frequency rate1 of 2.25, a 28% improvement compared to 2019
•Annual lost time injury frequency rate1 of 0.14, a 17% improvement compared to 2019
•Performed over 13,000 COVID-19 tests on Alamos employees, contractors and visitors as part of enhanced workplace safety screening measures
In 2020, the Company improved its health and safety performance and finished the year with five lost time injuries (seven in 2019) and 81 recordable injuries (131 in 2019). Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
The World Health Organization declared COVID-19 a pandemic on March 11, 2020. The Company responded rapidly and proactively and implemented several initiatives to help protect the health and safety of our employees, their families and the communities in which we operate.
Specifically, each mine site activated established crisis management plans and developed site-specific plans that have enabled them to meet and respond to changing conditions associated with COVID-19. The Company has adopted the advice of public health authorities and is adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates.
The following measures have been instituted across the Company to prevent the potential spread of the virus:
•Medical screening for all personnel prior to entry to site for symptoms of COVID-19
•Testing of personnel at all operating sites prior to starting their work rotation
•Training on proper hand hygiene and social distancing
•Remote work options have been implemented for eligible employees
•Social distancing practices have been implemented for all meetings, huddles and transportation
•Mandatory use of personal protective equipment for employees where social distancing is not practicable
•Rigid camp and site hygiene protocols have been instituted and are being followed
•Elimination of all non-essential business travel
•Required 14-day quarantine for any employees returning from out of country travel
•In addition, since the COVID-19 pandemic began the Company’s teams in Canada, Mexico, and Turkey have donated their time, medical supplies, and funds to help combat the effects and spread of the virus
COVID 19 - Impact on Operations
In order to protect nearby communities and align with government requirements, two of the Company's mines were temporarily suspended earlier in 2020, but resumed normal operations during the second quarter. During the temporary suspensions, indirect production costs that exceeded normal operating capacity were expensed as incurred and not included in the inventory valuation. The Company identified indirect production costs of $5.4 million that were directly expensed as COVID-19 costs as incurred in the second quarter of 2020 and not included in inventory. All operating costs incurred subsequent to the mine sites returning to planned operating levels have been included in mining and processing costs. As a result, there were no amounts classified as COVID-19 costs after June 30, 2020.
Since the pandemic began, operations have continued to incur additional costs related to testing of personnel, lodging and transportation, which have been included in mining and processing costs rather than COVID-19 costs after June 30, 2020. These incremental costs have increased total cash costs globally by approximately $25 per ounce and are expected to be incurred throughout 2021.
Environment
•Zero significant environmental incidents, consistent with 2019

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Announced the Phase III expansion of Island Gold which is anticipated to reduce life of mine greenhouse gas (GHG) emissions by 35% relative to the current operation
•Advanced construction of the powerline which will connect the Mulatos mine to grid power, which will eliminate the need for site diesel power generation and reduce annual mine GHG emissions by 12%
•Submitted the Environmental Impact Statement for Lynn Lake and advanced project permitting
In 2020, the Company’s mine sites operated in compliance with applicable environmental regulations, with the exception of two minor spills that triggered reporting to external agencies. Both incidents were addressed as per internal response procedures with no residual impacts. In addition to existing management measures to minimize and mitigate its environmental impacts, Alamos took steps in 2020 to improve its understanding of the transition and physical risks presented by climate change that could potentially affect operating sites and projects. This analysis will play an important role in the Company’s strategic planning, decision making and enterprise risk management.
Community
•Donated time, medical supplies, food supplies and funds across all operations and projects to help combat the effects and spread of COVID-19 in local communities
•Awarded the prestigious Ethics and Values in Industry Award by the Industrial Chambers Confederation of Mexico (CONCAMIN), recognizing exceptional performance in corporate social responsibility by Alamos Gold’s subsidiary Minas de Oro Nacional
•Received recognition for Mulatos and El Chanate as Socially Responsible Mining Companies by CEMEFI, the Mexican Center for Philanthropy and the Alliance for Corporate Responsibility; the 12th consecutive year Alamos has been recognized with this award
•Published Economic Benefits Assessment reports for Young-Davidson and Island Gold mines, providing an overview of each mine’s economic value and community benefits in the regions they impact. Copies are available on the Company’s website (www.alamosgold.com)
•The Company in partnership with Marcel Colomb First Nation (MCFN) launched a Youth Development Project, with support from the Manitoba Mineral Development Fund
Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. Throughout 2020 the Company continued to engage with local communities and offer support during the COVID-19 pandemic. The team at the Mulatos mine worked with local stakeholders to develop a COVID-19 Community Action Plan aimed at the prevention, response, management and monitoring of COVID-19 within the local community. The team at the Kirazlı project worked with village Mukhtars to donate medical supplies to local clinics, and provided digital tablets to local students to ensure they were able to continue their education virtually and undisrupted while required to stay home. Alamos engaged in ongoing dialogue with host communities to understand local challenges, priorities and expectations of the Company.
Governance and Disclosure
•Published a Sustainability Policy, Human Rights Policy and Supply Chain Policy; and updated the Company’s Anti-Bribery, Anti-Corruption and Anti-Competition Policy
•Received independent assurance over the Company’s inaugural Responsible Gold Mining Principles ("RGMP") Progress Report
•Advanced steps to adopt the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD")
•Top quartile ranking in 2020 Globe and Mail Board Games
Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. In 2020 the Company finalized new corporate policies to strengthen its governance and approach to managing business activities responsibly. The Company also advanced its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining. In addition to the Company’s inaugural RGMP Progress Report, in 2020 Alamos published expanded environmental, social and governance ("ESG") disclosures within its annual ESG Report, Conflict-Free Gold Report, and response to the Investor Mining & Tailings Safety Initiative. Copies are available on the Sustainability section of the Company’s website (www.alamosgold.com).
(1) Frequency rate is calculated as incidents per 200,000 hours worked.

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2021 Guidance
	Young-Davidson	Island Gold	Mulatos	Other (2)	Total
Gold production (000’s ounces)	190 - 205	130 - 145	150 - 160		470 - 510
Cost of sales, including amortization (in millions)(4	$255	$108	$177	—	$540
Cost of sales, including amortization ($ per ounce)(4	$1,290	$785	$1,145	—	$1,105
Total cash costs ($ per ounce)(1)	$790 - $840	$430 - $480	$840 - $890	—	$710 - $760
All-in sustaining costs ($ per ounce)(1)					$1,025 - $1,075
Mine-site all-in sustaining costs ($ per ounce)(1)(3)	$1,000 - $1,050	$750 - $800	$1,060 - $1,110	—
Amortization costs ($ per ounce)(1)	$475	$330	$280	—	$370
Capital expenditures (in millions)
Sustaining capital(1)	$40 - $45	$40 - $45	$30 - $35	$—	$110 - $125
Growth capital(1)	$25 - $30	$80 - $85	$95 - $100	$10	$210 - $225
Total Sustaining and Growth Capital(1)	$65 - $75	$120 - $130	$125 - $135	$10	$320 - $350
Capitalized exploration(1)	$7	$20	$—	$7	$34
Total capital expenditures and capitalized exploration(1)	$72 - $82	$140 - $150	$125 - $135	$17	$354 - $384

(1) Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.
(2) Includes growth capital and capitalized exploration at the Company's development projects (Turkey, Lynn Lake, Esperanza and Quartz Mountain).
(3) For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4) Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
Despite a challenging environment with COVID-19, 2020 was a transformational year for Alamos. In addition to meeting revised annual production and cost guidance, the Company executed on several significant catalysts which have solidified its strong long-term outlook. This included the completion of the lower mine expansion at Young-Davidson in July, which drove significant free cash flow growth in the second half of 2020 and is expected to drive a 15% increase in consolidated gold production in 2021. In addition, the Company announced the start of construction on the high-return La Yaqui Grande project and demonstrated a significant increase in value of the Island Gold mine through the Phase III expansion of the operation. With another substantial increase in high-grade Mineral Reserves and Resources at Island Gold announced earlier this week, beyond what was incorporated in the Phase III expansion study, the value of Island Gold continues to grow.
The Company met revised production guidance and was below the low end of revised total cash cost guidance in 2020. Combined with a rising gold price, the Company generated free cash flow of $134 million in the second half of 2020. The Company expects strong ongoing free cash flow to support higher dividends while also reinvesting in the high return La Yaqui Grande project and Phase III expansion at Island Gold. These projects will in turn drive free cash flow higher and support growing, sustainable returns to shareholders over the long-term.
Production is expected to grow to between 470,000 to 510,000 ounces of gold in 2021, a 15% increase from 2020 (based on the mid-point of guidance). The increase is expected to be driven by significantly higher production at Young-Davidson with the completion of the lower mine expansion. This is also expected to drive total cash costs lower to between $710 and $760 per ounce, a 3% decrease from 2020 (based on the mid-point of guidance). This includes costs of approximately $25 per ounce for COVID-19 testing and other related health and safety costs budgeted across all operations. All-in sustaining costs are expected to range between $1,025 and $1,075 per ounce, which is consistent with 2020, reflecting the lower total cash costs offset by higher sustaining capital at Mulatos.

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Gold production is expected to be between 120,000 and 125,000 ounces in the first quarter of 2021 at costs in-line with annual guidance. Gold production and costs are expected to be relatively consistent on a company-wide basis throughout 2021.
Total capital spending, including capitalized exploration, is expected to range between $354 million and $384 million in 2021. The increase from 2020 reflects the investment in high-return growth projects at Island Gold and Mulatos, as well as an expanded exploration program at all of the Company's operations.
Gold production at Young-Davidson is expected to increase by 45% in 2021 (based on the mid-point of guidance) driven by significantly higher mining rates following the completion of the lower mine expansion in July 2020. Underground mining rates are expected to ramp up from 7,500 tpd early in 2021 to design rates of 8,000 tpd in the second half of the year. Total cash costs and mine-site all-in sustaining costs are expected to decrease 20% and 16%, respectively from 2020 (based on the mid-point of guidance), reflecting higher mining rates and productivity improvements with the transition to the lower mine infrastructure. Combined with lower capital spending, this is expected to drive record mine-site free cash flow of approximately $120 million in 2021.
At Island Gold, gold production and total cash costs are expected to be in the same range as 2020 and consistent with the parameters outlined in the Phase III Expansion study released in July, 2020. A total of $25 million has been budgeted for exploration at Island Gold, a significant increase from $12.9 million spent in 2020. The larger program will follow up on another extremely successful drilling campaign in 2020 whereby Mineral Reserves were more than replaced and now total 1.3 million ounces grading 9.71 grams per tonne of gold ("g/t Au") (4.2 million tonnes (“mt”)) and Inferred Mineral Resources increased 40% to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).
The Mulatos District is expected to produce 150,000 to 160,000 ounces of gold in 2021, up 3% from 2020 (based on the mid-point of guidance). Cerro Pelon, the Mulatos pit, and surface stockpiles will supply all production in 2021. Mine-site all-in sustaining costs are expected to increase 5% from 2020 and are expected to be higher during the first half of 2021, reflecting $25 million of spending to complete pre-stripping of the El Salto area of the Mulatos pit. In the first quarter of 2021, mine-site free cash flow will be impacted by annual tax payments relating to 2020, which are expected to be approximately $20 million.
The Company submitted its Environmental Impact Statement ("EIS") for the Lynn Lake project in the second quarter of 2020 and continues to progress along the anticipated two-year permitting process. The 2021 capital budget for Lynn Lake is $13 million, including $6 million for development activities to support the permitting process and $7 million for exploration. The Company will provide updated guidance for Kirazlı following the concession renewal.
The 2021 global exploration budget has increased to $50 million from $25.3 million spent in 2020. The increase reflects larger exploration programs at each of Island Gold, Mulatos, Young-Davidson and Lynn Lake. Island Gold remains the primary focus and continues to account for the largest portion of the budget with $25 million planned for 2021 as noted above. This is followed by a $9 million budget at Mulatos and $7 million budgeted at each of Young-Davidson and Lynn Lake. Approximately 70% of the 2021 budget will be capitalized.
The Company's liquidity position remains strong, ending the year with $220.5 million of cash and cash equivalents, $43.7 million in equity securities, and no debt. Additionally, the Company has a $500.0 million undrawn credit facility providing $720.5 million of liquidity. The Company expects strong ongoing free cash flow generation in 2021 while funding its high-return internal growth initiatives.

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Fourth Quarter and Year-End 2020 Results
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Gold production (ounces)	48,000	48,000	136,200	188,000
Gold sales (ounces)	48,094	51,694	134,987	188,785
Financial Review (in millions)
Operating Revenues	$89.3	$75.9	$239.4	$262.1
Cost of sales (1)	$60.8	$59.4	$201.3	$231.1
Earnings from operations	$28.5	$16.5	$38.1	$31.0
Cash provided by operating activities	$50.3	$38.9	$101.3	$112.7
Capital expenditures (sustaining) (2)	$6.8	$16.4	$26.1	$46.2
Capital expenditures (growth) (2)	$12.7	$10.6	$75.6	$53.7
Mine-site free cash flow (2)	$30.8	$11.9	($0.4)	$12.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,264	$1,149	$1,491	$1,224
Total cash costs per ounce of gold sold (2)	$792	$766	$1,019	$800
Mine-site all-in sustaining costs per ounce of gold sold (2),(3	$934	$1,083	$1,214	$1,047
Underground Operations
Tonnes of ore mined	703,898	644,010	1,956,198	2,452,623
Tonnes of ore mined per day	7,651	7,000	5,345	6,720
Average grade of gold (4)	2.2	2.65	2.24	2.56
Metres developed	3,223	2,925	12,549	11,519
Mill Operations
Tonnes of ore processed	729,747	622,002	2,181,324	2,571,319
Tonnes of ore processed per day	7,932	6,761	5,960	7,045
Average grade of gold (4)	2.21	2.65	2.08	2.46
Contained ounces milled	51,774	53,043	145,733	203,452
Average recovery rate	91%	92%	92%	91%
(1) Cost of sales includes mining and processing costs, royalties and amortization.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3) For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4) Grams per tonne of gold ("g/t Au").
Young-Davidson produced 48,000 ounces of gold in the fourth quarter of 2020, consistent with the same period in 2019, resulting in production of 136,200 ounces for the year. Production was in line with revised guidance for the year, but a decrease from 2019, reflecting planned downtime of the Northgate shaft to complete the tie-in of the lower mine. During that period, ore was trucked to surface from the upper mine, which resulted in lower tonnes mined.
Following completion of the lower mine expansion in July, underground mining rates steadily increased through the second half of the year, averaging a record 7,651 tpd in the fourth quarter. This exceeded the year end targeted rate of 7,500 tpd, further demonstrating the expanded capacity of the lower mine infrastructure. Underground mining rates are expected to average approximately 7,500 tpd in the first half of 2021 and increase to the design rate of 8,000 tpd in the second half of the year.
The average mined grade was 2.20 g/t Au in the quarter and averaged 2.24 g/t Au for the full year. Grades mined are expected to increase in 2021, ranging between 2.20 and 2.65 g/t Au. Mining rates and grades are expected to increase through the year, driving gold production higher in 2021.
Mill throughput was 7,932 tpd in the fourth quarter, a 17% increase from the same period in 2019 reflecting record underground mining rates. Milling rates exceeded mining rates in the fourth quarter with excess underground ore that had been mined and stockpiled during third quarter supplementing mill feed. Mill throughput is expected to equal underground mining rates moving forward. Mill recoveries averaged 91% in the quarter and 92% for the year, in line with guidance and slightly above 2019.

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Gold production at Young-Davidson is expected to increase 45% in 2021 (based on the mid-point of guidance) driven by significantly higher mining rates. Between higher production, lower costs and lower capital, Young-Davidson is expected to generate record mine-site free cash flow of approximately $120 million in 2021.
Financial Review
Fourth quarter revenues of $89.3 million were 18% higher than the prior year quarter, reflecting a higher realized gold price, partially offset by lower ounces sold due to the timing of shipments. Revenues in 2020 were 9% lower than in the prior year period due to the lower production during the temporary shutdown of the Northgate shaft to complete the lower mine expansion, partially offset by a higher realized gold price.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $60.8 million in the fourth quarter were in line with the comparative quarter in 2019, with higher tonnes mined offset by lower underground mining costs. Underground mining cost per tonne decreased to CAD $44 in the quarter, and averaged CAD $45 in the second half of 2020, reflecting productivity improvements following the transition to the lower mine infrastructure in July. Full year cost of sales were $201.3 million in 2020, down from the prior year period due to lower underground mining rates during the tie-in period from February through July 2020.
Total cash costs of $792 per ounce in the fourth quarter were higher than the comparative period in 2019 due to a 17% reduction in grades mined, partially offset by lower underground mining costs. Mine-site AISC of $934 per ounce in the fourth quarter were substantially lower than the comparative quarter in 2019, reflecting a $9.6 million reduction in sustaining capital. Capital expenditures in the quarter included $6.8 million of sustaining capital and $12.7 million of growth capital with spending focused on a number of projects including the new tailings infrastructure. Capital expenditures of $101.7 million in 2020 were consistent with 2019, and are expected to decrease significantly in 2021, reflecting the completion of the lower mine expansion in 2020.
The fourth quarter marked the first full quarter operating from the new lower mine infrastructure, driving record mining rates and a significant reduction in costs. As a result, Young-Davidson generated mine-site free cash flow of $30.8 million in the fourth quarter, bringing full year mine-site free cash flow to break-even. Higher mining rates and grades mined are expected to drive strong production growth and lower costs in 2021, resulting in significant free cash flow growth.

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Gold production (ounces)	41,200	38,600	139,000	150,400
Gold sales (ounces)	42,605	39,652	139,614	149,746
Financial Review (in millions)
Operating Revenues	$79.6	$58.2	$247.0	$207.3
Cost of sales (1)	$33.7	$36.4	$111.9	$129.4
Earnings from operations	$45.4	$21.5	$134.1	$76.8
Cash provided by operating activities	$58.7	$34.1	$182.2	$133.4
Capital expenditures (sustaining) (2)	$8.3	$5.7	$29.0	$24.1
Capital expenditures (growth) (2)	$14.8	$14.3	$39.9	$28.4
Capital expenditures (capitalized exploration) (2)	$3.8	$4.7	$11.9	$16.4
Mine-site free cash flow (2)	$31.8	$9.4	$101.4	$64.5
Cost of sales, including amortization per ounce of gold sold (1)	$791	$918	$801	$864
Total cash costs per ounce of gold sold (2)	$481	$507	$451	$495
Mine-site all-in sustaining costs per ounce of gold sold (2),(3	$676	$653	$660	$656
Underground Operations
Tonnes of ore mined	113,540	102,652	412,169	380,266
Tonnes of ore mined per day ("tpd")	1,234	1,116	1,126	1,042
Average grade of gold (4)	10.77	12.44	11.18	12.28
Metres developed	1,854	1,831	6,168	6,031
Mill Operations
Tonnes of ore processed	105,509	93,912	386,591	401,276
Tonnes of ore processed per day	1,147	1,021	1,056	1,099
Average grade of gold (4)	11.88	13.03	11.62	11.85
Contained ounces milled	40,305	39,345	144,378	152,905
Average recovery rate	97%	97%	97%	97%
(1) Cost of sales includes mining and processing costs, royalties, COVID-19 costs and amortization.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3) For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4) Grams per tonne of gold ("g/t Au").
Island Gold produced a record 41,200 ounces in the fourth quarter, a 7% increase from the comparative period in 2019, reflecting higher underground mining rates, partially offset by lower grades mined and processed. For the full year, Island Gold produced 139,000 ounces, in line with the top end of revised production guidance. Full year production was 8% lower than in the prior year, primarily reflecting the five week temporary shutdown of operations in the second quarter of 2020 due to COVID-19.
Underground mining rates averaged 1,234 tpd in the fourth quarter, an 11% increase from the prior year period and in line with annual guidance of 1,200 tpd. Full year underground mining rates were 1,126 tpd and reflect the five week temporary shutdown of operations in the second quarter. Underground grades mined averaged 10.77 g/t Au, bringing full year grades mined to 11.18 g/t Au, in line with full year guidance.
Mill throughput of 1,147 tpd in the fourth quarter was consistent with the prior year period, but lower than tonnes mined due to approximately four days of unplanned mill down time in November. Higher grade ore was prioritized, resulting in grades processed exceeding grades mined in the quarter. For the full year, mill throughput was consistent with the prior year. Mill recoveries of 97% in the quarter and full year were in line with the prior year period and guidance.
Phase III Expansion Study
On July 14, 2020 the Company reported results of the positive Phase III expansion study conducted on its Island Gold mine. Based on the results of the study, the Company is proceeding with an expansion of the operation to 2,000 tpd. This follows a detailed evaluation of several scenarios which demonstrated the shaft expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in Mineral Reserves and Resources. The Phase III expansion is expected to drive average annual

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

gold production to 236,000 ounces per year starting in 2025 upon completion of the shaft, representing a 70% increase from 2020 production. This will also reduce total cash costs to an average of $403 per ounce of gold and mine-site all-in sustaining costs to $534 per ounce to starting in 2025.
The Phase III expansion study was based on Mineral Reserves and Resources at Island Gold as of December 31, 2019 and does not include the significant growth over the past year as outlined in the 2020 year end Mineral Reserve and Resource statement. Incorporating this growth is expected to improve already attractive economics. This growth included an 8% increase in Mineral Reserves to 1.3 million ounces of gold (4.2 mt grading 9.71 g/t Au) and a 0.9 million ounce, or 40% increase in Inferred Mineral Resources to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).
The Company is currently focused on permitting, detailed engineering of the shaft and associated infrastructure, and the tendering and procurement of long lead time items. All of the shaft expansion permitting requirements are expected to be completed in 2022 with the sinking of the shaft expected to begin in 2023.
Financial Review
Island Gold generated revenues of $79.6 million in the fourth quarter, a 37% increase compared to the prior year period, reflecting a 7% increase in ounces sold, and a significantly higher realized gold price. For the year, revenues of $247.0 million were higher than in the comparative period as higher realized prices were partially offset by lower sales due to the temporary suspension of operations during the second quarter.
Cost of sales (includes mining and processing costs, royalties, COVID-19 costs and amortization expense) of $33.7 million in the fourth quarter were 7% lower than in the comparative period of 2019, reflecting lower unit mining costs, and lower royalty rates following the repurchase of a third-party royalty in the first quarter of 2020. This was partially offset by the inclusion of additional expenses in the quarter related to COVID-19 testing, transportation and lodging costs, which have been included in mining and processing costs in 2020. All operating costs incurred subsequent to the mine site returning to planned operating levels have been included in mining and processing costs. As a result, there were no amounts classified as COVID-19 costs subsequent to June 30, 2020. Cost of sales in 2020 of $111.9 million were lower than in 2019 due to lower unit mining costs, lower royalty rates and less tonnes milled.
Total cash costs of $481 per ounce in the fourth quarter and $451 per ounce for the full year were both lower than in the comparative periods of 2019, driven by lower unit mining and milling costs and a lower royalty per ounce, partially offset by lower grades mined. Fourth quarter and full year mine-site AISC were slightly higher than in the prior year as higher sustaining capital more than offset lower total cash costs. Full year total cash costs and mine-site AISC were both below the low end of guidance.
Total capital expenditures were $26.9 million in the fourth quarter, including capitalized exploration. Spending was focused on lateral development, tailings construction, and permitting and engineering of the Phase III expansion. This included $8.3 million of sustaining capital and $18.6 million of growth capital, inclusive of capitalized exploration. For the full year, capital spending, including capitalized exploration, of $80.8 million was higher than the prior year period reflecting higher spending on tailings construction and Phase III engineering, partially offset by lower capitalized exploration with less drilling completed than planned in 2020 given the impact of COVID-19.
In the first quarter of 2020, the Company acquired and canceled a 3% NSR royalty payable on production from the Island Gold mine for cash consideration of $54.8 million. The royalty was applicable to all future gold production from the Goudreau Lake claims, which comprise the majority of the Mineral Reserves and Resources at Island Gold deposit.
Island Gold generated mine-site free cash flow of $31.8 million during the fourth quarter, bringing full year cash flow to a record $101.4 million, despite over one month of downtime due to COVID-19. Strong mine-site free cash flow was driven by operating margins of $1,312 per ounce given the low cost structure at Island Gold.

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Gold production (ounces)	31,200	34,100	150,800	142,000
Gold sales (ounces)	31,132	34,127	149,724	141,496
Financial Review (in millions)
Operating Revenues	$57.7	$49.7	$261.7	$194.4
Cost of sales (1)	$41.3	$35.8	$168.8	$138.9
Earnings from operations	$14.8	$13.0	$88.7	$51.9
Cash provided by operating activities	$24.6	$10.5	$110.5	$41.5
Capital expenditures (sustaining) (2)	$12.4	$1.2	$27.0	$6.5
Capital expenditures (growth) (2)	$7.9	$7.0	$14.2	$46.4
Capital expenditures (capitalized exploration) (2)	$0.2	$1.3	$0.9	$1.3
Mine-site free cash flow (2)	$4.1	$1.0	$68.4	($12.7)
Cost of sales, including amortization per ounce of gold sold (1)	$1,327	$1,049	$1,127	$982
Total cash costs per ounce of gold sold (2)	$986	$820	$816	$784
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,426	$891	$1,032	$868
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,270,425	1,558,458	5,641,346	7,166,679
Total waste mined - open pit (6)	3,913,900	2,058,732	9,534,900	7,095,650
Total tonnes mined - open pit	5,184,324	3,617,190	15,176,245	14,262,329
Waste-to-ore ratio (operating)	0.61	0.98	0.68	0.73
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,969,732	1,823,418	7,308,457	7,289,811
Average grade of gold processed (5)	0.83	0.99	1.08	0.94
Contained ounces stacked	52,281	58,205	253,736	219,655
Average recovery rate	60%	59%	59%	65%
Ore crushed per day (tonnes) - combined	21,400	19,800	20,000	20,000
(1) Cost of sales includes mining and processing costs, royalties, COVID-19 costs and amortization.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3) For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4) Includes ore stockpiled during the quarter.
(5) Grams per tonne of gold ("g/t Au").
(6) Total waste mined includes operating waste and capitalized stripping.
Mulatos produced 31,200 ounces in the fourth quarter, 9% lower than in the prior year quarter, reflecting lower grades mined. Full year production of 150,800 ounces exceeded revised production guidance and represented a 6% increase from 2019, driven by the contribution of higher grade ore from Cerro Pelon which commenced operations in the fourth quarter of 2019.
Tonnes of ore mined in the fourth quarter and the full year of 2020 decreased compared to the prior year while total tonnes mined increased given the additional stripping requirements at both Cerro Pelon and the El Salto portion of the Mulatos pit. Pre-stripping costs at El Salto and the excess tonnes of waste mined above the life-of-mine waste-to-ore ratio at Cerro Pelon were capitalized in the year.
Total crusher throughput in the fourth quarter averaged 21,400 tpd for a total of 1,969,732 tonnes stacked at a grade of 0.83 g/t Au. Tonnes stacked in the quarter exceeded tonnes mined due to the processing of SAS stockpiles. For the full year, tonnes stacked were consistent with the prior year. In 2020, grades stacked were 15% higher than in 2019, reflecting higher grade ore from Cerro Pelon throughout 2020. The recovery rate of 59% in the year was in line with guidance. The decrease in recoveries in 2020 reflected both the timing of ore stacked on the leach pad, as well as the stacking of lower recovery SAS ore.
Financial Review
Fourth quarter revenues of $57.7 million were 16% higher than in the prior year quarter, driven by higher realized gold prices. For the full year, revenues of $261.7 million were 35% higher than in the prior year, reflecting both a 6% increase in ounces sold and higher realized gold prices.

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cost of sales (includes mining and processing costs, royalties, COVID-19 costs and amortization expense) of $41.3 million in the fourth quarter and $168.8 million for the full year of 2020 were higher than the comparative periods, driven by higher stacking rates in the quarter and a higher mining cost per tonne through the year related to longer haulage distances. In addition, Mulatos incurred COVID-19 testing, transportation and lodging costs in the second half of 2020, which have been included in mining and processing costs. All operating costs incurred subsequent to the mine site returning to planned operating levels have been included in mining and processing costs. As a result, there were no amounts classified as COVID-19 costs subsequent to June 30, 2020.
Total cash costs in the quarter and full year were higher compared to the respective prior year periods as a result of higher mining and processing costs, partially offset by higher grades stacked from Cerro Pelon ore. Capital spending totaled $20.5 million in the fourth quarter, of which $12.4 million was sustaining capital primarily related to capitalized stripping at El Salto. In addition, the Company ramped up construction of La Yaqui Grande, incurring $7.8 million in the quarter which is included in growth capital. Mine-site AISC of $1,426 per ounce in the fourth quarter and $1,032 per ounce for the year were both higher than the prior year period driven by capitalized stripping costs at El Salto and Cerro Pelon. Total capital spending in 2020 was slightly lower than in the comparative period, as 2019 capital costs included the construction of Cerro Pelon.
Mulatos generated mine-site free cash flow of $4.1 million in the fourth quarter, down from earlier in the year reflecting lower production and increased capital spending related to the construction of La Yaqui Grande and stripping of El Salto. For the full year, Mulatos generated $68.4 million in mine-site free cash flow after all capital and exploration spending, driven by increased operating margins.

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Fourth Quarter 2020 Development Activities
Mulatos District (Sonora, Mexico)
La Yaqui Grande
On July 28, 2020, the Company reported results of an internal study completed on its fully permitted La Yaqui Grande project located in the Mulatos District in Sonora, Mexico. La Yaqui Grande is located approximately 7 kilometres (straight line) from the existing Mulatos operation and adjacent to the past producing La Yaqui Phase I operation. As with La Yaqui Phase I, La Yaqui Grande is being developed with an independent heap leach pad and crushing circuit. Construction activities began ramping up during the third quarter with initial production expected in the second half of 2022.
La Yaqui Grande is expected to produce an average of 123,000 ounces of gold per year starting in the third quarter of 2022 at mine-site all-in sustaining costs of $578 per ounce, significantly reducing the Mulatos District all-in sustaining costs from the mid-point of 2021 guidance of $1,085 per ounce. This will replace higher cost production from the main Mulatos pit, keeping combined production at approximately 150,000 ounces per year. Initial capital is expected to be $137 million to be spent over a two year period.
Construction ramped up in the fourth quarter with spending of $7.8 million, bringing full year spend to $12.0 million. Spending during the year was focused on the following:
•Clearing of the project area, comprising approximately 240 ha, was 90% complete by the end of the year
•Contract mining activities commenced in November 2020, focused on haul road construction and early stripping activities. Mining rates have continued to ramp up in the first quarter of 2021
•Construction of camp facilities
•Detailed engineering, including the heap leach facility, water treatment plant and water supply
•Initiated procurement of long lead time items
La Yaqui Grande Site Overview

Kirazlı (Çanakkale, Turkey)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project pending the renewal of its Turkish mining concessions which expired on October 13, 2019. Although the mining concessions have not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the concessions have been renewed.

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Company has met all the regulatory requirements and conditions for the concessions to be renewed and reasonably expected the renewal by the expiration date. The communities local to the Kirazlı project remain supportive. As such, the Company is working with the Turkish Department of Energy and Natural Resources on securing the renewal of the mining concessions which will allow for a resumption of construction activities. The renewal is required from the same government department that granted the Operating Permit for Kirazlı in March 2019. The Company will provide updated guidance for Kirazlı following the concession renewal.
The Company spent $1.7 million at Kirazlı during the fourth quarter of 2020, and $6.6 million for the full year on holding costs and government, public and community relations initiatives.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The project economics based on the 2017 Feasibility Study at $1,500 per ounce gold price include an after-tax IRR of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price). During the second quarter of 2020, the Company filed the Environmental Impact Statement ("EIS") with the federal government. The federal and provincial permitting process is expected to take approximately two years, with a construction decision planned for 2022.
Development spending (excluding exploration) was $0.5 million in the fourth quarter and $3.9 million for 2020. Spending earlier in the year was primarily related to baseline work and preparation of the EIS submission.
Fourth Quarter 2020 Exploration Activities
Island Gold (Ontario, Canada)
The 2020 exploration drilling program was focused on expanding high-grade mineralization in the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources across the two kilometre long Island Gold deposit. Despite completing less drilling than planned due to COVID-19, 2020 was another successful year for exploration drilling as outlined in the 2020 Mineral Reserve and Resource statement issued on February 23, 2021. This growth included an 8% increase in Mineral Reserves to 1.3 million ounces of gold (4.2 mt grading 9.71 g/t Au) and a 0.9 million ounce, or 40% increase in Inferred Mineral Resources to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).
Surface directional drilling continued with three drill rigs operating in the fourth quarter. Four underground diamond drill rigs operated through the quarter, including two focused on underground directional drilling. A total of 21,415 m of surface directional drilling, 8,352 m of underground directional drilling, and 15,170 m of standard underground exploration drilling was completed in 2020.
Surface exploration drilling
A total of 3,990 m was completed in four holes during the fourth quarter as part of the surface directional drilling program. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.
Previously reported (January 27, 2021) highlights in the fourth quarter from the surface drilling program in Island Lower East (E1E-Zone) include:
•54.18 g/t Au (31.94 g/t cut) over 6.54 m (MH25-05);
•123.74 g/t Au (15.75 g/t cut) over 5.06 m (MH25-06); and
•15.26 g/t Au (12.69 g/t cut) over 2.83 m (MH26-01).
Drillhole MH25-05 (54.18 g/t Au (31.94 g/t cut) over 6.54 m) intersected high-grade mineralization up to 70 m below and west of previously reported drillholes MH25-03 and MH25-04. Drillhole MH25-04 (28.97 g/t Au (26.89 g/t cut) over 21.76 m) is the best surface directional hole drilled to date at Island Gold in terms of gold content for a drill hole intersect.

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Underground exploration drilling
During the fourth quarter of 2020, four holes totaling 2,851 m of underground directional drilling, and 17 holes totaling 3,240 m of underground standard exploration drilling was completed from the 620, 790 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 34 m of underground exploration drift development was completed on the 340, 740, and 840 levels during the fourth quarter of 2020.
Previously reported (January 27, 2021) highlights from fourth quarter from the underground drilling programs (directional and standard) from Island East. Main, and West include:
Island East:
•10.92 g/t Au (10.92 g/t cut) over 3.67 m (620-623-04);
•14.41 g/t Au (11.08 g/t cut) over 3.61 m (620-MH3-01); and
•21.88 g/t Au (21.88 g/t cut) over 2.52 m (620-623-07).
Island Main:
•18.64 g/t Au (18.64 g/t cut) over 5.89 m (840-578-11);
•97.76 g/t Au (36.40 g/t cut) over 2.00 m (840-578-13);
•16.90 g/t Au (16.90 g/t cut) over 3.31 m (840-578-12);
•8.78 g/t Au (8.78 g/t cut) over 5.46 m (840-572-10); and
•5.33 g/t Au (5.33 g/t cut) over 7.01 m (840-578-04).
Island West:
•72.45 g/t Au (72.45 g/t cut) over 2.04 m (740-471-36); and
•10.88 g/t Au (10.88 g/t cut) over 2.0 m (740-471-37).
Total exploration expenditures during the fourth quarter were $4.3 million, of which $3.8 million was capitalized. For 2020, $12.9 million was spent, of which $11.9 million was capitalized.
Acquisition of Trillium
On December 17, 2020, the Company acquired Trillium for cash consideration of $19.5 million. Trillium holds a large land package comprised of 5,418 ha directly adjacent to, and along strike from the Island Gold Deposit within the Michipicoten Greenstone Belt. This newly acquired land includes significant exploration potential in proximity to existing high-grade Mineral Resources at Island Gold and regionally. The acquisition of Trillium is consistent with the Company's strategy of consolidating prospective land in proximity to the Island Gold mine which has experienced significant exploration success over the last several years.
Based on the current geological interpretation of the E1E structure which hosts the Island Gold Deposit, there is strong potential for the structure to extend onto the Trillium mineral tenure. The Trillium land package also provides significant regional exploration potential, adding 10 kilometres of strike extent within the Goudreau Lake Deformation Zone (GLDZ), a primary control on gold mineralization within the Goudreau-Lochalsh segment of the Michipicoten Greenstone Belt. The larger consolidated land package will allow for Alamos to apply a systematic, district scale approach to exploration with targeting based on greenstone belt scale structural and stratigraphic controls on gold mineralization.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Exploration has moved beyond the main Mulatos pit area and is focused on earlier stage prospects throughout the wider district.
Exploration activities were suspended at the beginning of the second quarter of 2020 in response to COVID-19 and resumed early in the fourth quarter. Exploration activities focused primarily on El Carricito, Carboneras, and along the Puerto del Aire trend. During the fourth quarter, exploration spending totaled $1.8 million, of which $0.2 million was capitalized. For 2020, exploration expenditures were $5.1 million, of which $0.9 million was capitalized related to La Yaqui Grande.

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Lynn Lake (Manitoba, Canada)
In the fourth quarter of 2020, 1,604 m of drilling was completed in nine holes. Interpretation of data collected during the 2020 field season was undertaken in the fourth quarter with a focus on continuing to advance a pipeline of prospective regional exploration targets. Exploration spending totaled $1.8 million in the fourth quarter and $5.3 million for 2020.
Review of Fourth Quarter Financial Results
During the fourth quarter of 2020, the Company sold 121,831 ounces of gold for revenue of $226.6 million, a 22% increase from the prior year period driven by higher realized gold prices, partially offset by lower ounces sold. All operations successfully mitigated the impact of COVID-19 on production and sales in the fourth quarter.
The average realized gold price in the fourth quarter was $1,860 per ounce, a 27% increase compared to $1,463 per ounce realized in the prior year period. The average realized gold price was below the average London PM Fix price of $1,874 per ounce due to the impact of gold hedges entered into earlier in the year.
Cost of sales were $135.8 million in the fourth quarter, which was consistent with the prior year period.
Mining and processing costs were $86.0 million, 2% lower than the comparative period. The decrease was driven by lower mining costs at Young Davidson, which transitioned to the new lower mine infrastructure in the third quarter, as well as lower costs at Island Gold. Partially offsetting these improvements were COVID-19 testing and other incremental costs, which have been included in mining and processing costs in the quarter.
Consolidated total cash costs for the quarter were $733 per ounce, a 2% increase compared to $722 per ounce in the prior year period. Lower grades mined in the quarter drove total cash costs higher at Mulatos, which were partially offset by lower costs at Island Gold.
AISC were $1,030 per ounce in the quarter, a 6% increase from the comparative period in 2019 due to higher sustaining capital costs at Mulatos related to stripping activities at El Salto.
Royalty expense was $3.3 million in the quarter, lower than the prior year period of $4.4 million due to a reduced royalty obligation at Island Gold following the repurchase of a royalty in the first quarter of 2020.
Amortization of $46.5 million in the quarter was higher than the prior year period due to higher amortization charges at Young-Davidson and Mulatos. Amortization of $382 per ounce was $34 per ounce higher than the prior year reflecting increased production from Cerro Pelon which carries a higher amortization per ounce expense. In addition, amortization per ounce increased following the completion of the lower-mine tie-in at Young-Davidson, which commenced amortization of the new infrastructure.
The Company recognized earnings from operations of $81.3 million in the quarter, 95% higher than the prior year period due to improved operating margins driven by an increase in realized gold prices.
The Company reported net earnings of $76.9 million in the quarter, compared to net earnings of $38.0 million in the comparative period. Net earnings benefited from an increasing gold price as well as the strengthening Canadian dollar and Mexican Peso, which resulted in a $2.7 million foreign exchange gain and an additional $13.7 million foreign exchange gain recorded within deferred tax expense. On an adjusted basis, earnings of $58.2 million, or $0.15 per share, were 88% higher compared to the prior year primarily driven by improved operating margins. Adjusted earnings reflect adjustments for one-time gains and losses, as well as foreign exchange movements.
Review of 2020 Financial Results
For the full year 2020, the Company sold 424,325 ounces of gold for record revenues of $748.1 million, a 10% increase compared to 2019 driven by higher realized gold prices, partially offset by lower ounces sold. The decrease in ounces sold is primarily a result of the planned temporary shutdown of the Northgate shaft at Young-Davidson to facilitate the tie in of the lower mine infrastructure, resulting in lower mining rates and production between February and mid-July. In addition, Island Gold and Mulatos temporarily suspended operations in the second quarter in response to COVID-19. Lower gold sales were offset by higher realized gold prices of $1,763 per ounce for the full year compared to $1,381 per ounce in 2019.
Cost of sales were $482.0 million in 2020, down from $521.4 million in 2019 due to the lower mining and processing rates at all sites, partially offset by incremental COVID-19 costs incurred at the Company's operating sites throughout the last nine months of the year.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Mining and processing costs decreased to $312.6 million in 2020 from $339.0 million in the prior year, primarily due to lower tonnes mined at Young-Davidson and Mulatos. Lower throughput levels had the impact of increasing consolidated total cash costs by 6% to $761 per ounce in 2020 compared to $720 per ounce in the prior year. The increase in total cash costs was primarily driven by higher cost production at Young-Davidson during the lower mine tie-in as underground ore was trucked to surface and lower grade stockpiles were processed.
AISC increased to $1,046 per ounce in 2020 from $951 per ounce in the prior year. The increase was primarily driven by the higher total cash costs and higher sustaining capital on a per ounce basis given lower ounces sold in 2020.
Royalty expense was $10.2 million for 2020, a 41% decrease compared to $17.4 million in the prior year. This was primarily due to 14% less ounces sold, a lower royalty obligation at Mulatos with the completion of the third-party royalty commitment in the first quarter of 2019, and a lower royalty obligation at Island Gold following the repurchase of a 3% NSR royalty in the first quarter of 2020.
Amortization of $152.7 million for 2020 was lower than the prior year due to fewer ounces sold. On a per ounce basis, amortization was $360 per ounce, or $26 per ounce higher than the prior year due to the start of production from Cerro Pelon in 2020 which carries higher amortization per ounce.
The Company recognized record earnings from operations of $227.6 million for 2020, compared to $126.0 million in 2019. The increase in earnings from operations was driven by a 28% increase in realized gold prices.
The Company reported net earnings of $144.2 million in 2020 compared to net earnings of $96.1 million in 2019. Net earnings were impacted by the volatility in the Canadian dollar and Mexican Peso, which resulted in a $1.4 million foreign exchange loss, as well as a $3.1 million foreign exchange loss recorded within deferred tax expense. In addition, the Company incurred incremental costs related to COVID-19 in 2020. On an adjusted basis, earnings of $156.5 million or $0.40 per share for 2020 were 90% higher than in the prior year, driven by higher realized gold prices. Adjusted earnings reflect adjustments for one-time gains and losses, COVID-19 expenses incurred in the second quarter, as well as foreign exchange movements recorded in deferred taxes and foreign exchange loss.
Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the year ended December 31, 2020 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of Fourth Quarter and Year-End 2020 Results Conference Call
The Company's senior management will host a conference call on Thursday, February 25, 2021 at 11:00 am ET to discuss the fourth quarter and year-end 2020 results.
Participants may join the conference call by dialling (416) 340-2216 or (800) 273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until March 28, 2021 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 5619316#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note Regarding Forward-Looking Statements
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate", "intend", "estimate", "forecast", "budget", “target”, “outlook”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Such statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 widespread pandemic; the impact of the COVID-19 pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; governments and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold dore bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee and community relations (including maintaining social license to operate in Turkey); litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Kirazlı project or those that may be related to future developments and expansion at the Island Gold mine; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets, including the renewal of the Company’s mining concessions in Turkey; the timely resumption of construction and development at the Kirazlı project; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's 40-F/Annual Information Form for the year

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ended December 31, 2019 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations.
International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2020). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•Company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)

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TRADING SYMBOL: TSX:AGI NYSE:AGI

•Items included in other gain (loss)
•Certain non-reoccurring items
•Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019	2018
Net earnings (loss)	$76.9	$38.0	$144.2	$96.1	($72.6)
Adjustments:
COVID-19 costs	—	—	6.5	—	—
Foreign exchange (gain) loss	(2.7)	—	1.4	(0.3)	4.4
Other (gain) loss	(3.1)	(2.6)	3.7	(5.1)	8.4
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(13.7)	(8.6)	3.1	(13.2)	28.8
Impairment of El Chanate inventory	—	—	—	—	64
Tax impact on impairment of El Chanate inventory	—	—	—	—	(14.1)
Other income tax and mining tax adjustments	0.8	5.3	(2.4)	6	0.7
Adjusted net earnings	$58.2	$32.1	$156.5	$83.5	$19.6
Adjusted earnings per share - basic and diluted	$0.15	$0.08	$0.40	$0.21	$0.05

Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Cash flow from operating activities	$131.4	$77.8	$368.4	$260.4
Add (less): Changes in working capital and cash taxes	(4.9)	3.9	14.5	32.7
Cash flow from operating activities before changes in working capital and cash taxes	$126.5	$81.7	$382.9	$293.1
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Cash flow from operating activities	$131.4	$77.8	$368.4	$260.4
Less: mineral property, plant and equipment expenditures (1)	(73.4)	(72.9)	(246.1)	(263.6)
Company-wide free cash flow	$58.0	$4.9	$122.3	($3.2)
(1) Mineral property, plant and equipment expenditures exclude the Island Gold royalty repurchase of $54.8 million in the first quarter of 2020, and the acquisition of Trillium Mining Corp. for $19.5 million in the fourth quarter of 2020.
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$131.4	$77.8	$368.4	$260.4
Add: operating cash flow used by non-mine site activity	2.2	1.6	25.6	24.3
Cash flow from operating mine-sites	$133.6	$79.4	$394.0	$284.7

Mineral property, plant and equipment expenditure [1]	$73.4	$72.9	$246.1	$263.6
Less: capital expenditures from development projects, and corporate	(6.5)	(11.7)	(21.5)	(40.6)
Capital expenditure from mine-sites	$66.9	$61.2	$224.6	$223.0

Total mine-site free cash flow	$66.7	$18.2	$169.4	$61.7
(1) Excludes a royalty repurchase of $54.8 million at Island Gold in the first quarter of 2020 and $19.5 million paid for the acquisition of Trillium Mining Corp. in the fourth quarter of 2020

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$50.3	$38.9	$101.3	$112.7
Mineral property, plant and equipment expenditure	(19.5)	(27.0)	(101.7)	(99.9)
Mine-site free cash flow	$30.8	$11.9	($0.4)	$12.8

Mulatos Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$24.6	$10.5	$110.5	$41.5
Mineral property, plant and equipment expenditure	(20.5)	(9.5)	(42.1)	(54.2)
Mine-site free cash flow	$4.1	$1.0	$68.4	($12.7)

Island Gold Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions)
Cash flow from operating activities	$58.7	$34.1	$182.2	$133.4
Mineral property, plant and equipment expenditure [1]	(26.9)	(24.7)	(80.8)	(68.9)
Mine-site free cash flow	$31.8	$9.4	$101.4	$64.5

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TRADING SYMBOL: TSX:AGI NYSE:AGI

(1) Excludes a royalty repurchase of $54.8 million at Island Gold in the first quarter of 2020
Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,			Years Ended December 31,
	2020	2019	2020	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$86.0	$87.4	$312.6	$339.0	$387.2
Royalties	3.3	4.4	10.2	17.4	21.6
Total cash costs	89.3	91.8	322.8	356.4	408.8
Gold ounces sold	121,831	127,148	424,325	494,702	509,879
Total cash costs per ounce	$733	$722	$761	$720	$802

Total cash costs	$89.3	$91.8	$322.8	$356.4	$408.8
Corporate and administrative(1)	5.7	5.2	21	19.8	17.4
Sustaining capital expenditures(2)	27.5	23.3	82.1	76.8	63.8
Share-based compensation	1.2	1.5	10.3	9.2	6.6
Sustaining exploration	1.2	1.2	5	5.4	4.8
Accretion of decommissioning liabilities	0.6	0.6	2.6	2.8	3
Total all-in sustaining costs	$125.5	$123.6	$443.8	$470.4	$504.4
Gold ounces sold	121,831	127,148	424,325	494,702	509,879
All-in sustaining costs per ounce	$1,030	$972	$1,046	$951	$989
(1) Corporate and administrative expenses exclude expenses incurred at development properties.

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(2) Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019	2018
(in millions)
Capital expenditures per cash flow statement	$73.4	$72.9	$246.1	$263.6	$221.5
Less: non-sustaining capital expenditures at:
Young-Davidson	(12.7)	(10.6)	(75.6)	(53.7)	(50.8)
Mulatos	(8.1)	(8.3)	(15.1)	(47.7)	(28.1)
Island Gold	(18.6)	(19.0)	(51.8)	(44.8)	(45.9)
Corporate and other	(6.5)	(11.7)	(21.5)	(40.6)	(32.9)
Sustaining capital expenditures	$27.5	$23.3	$82.1	$76.8	$63.8

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$36.9	$38.1	$133.9	$146.6
Royalties	1.2	1.5	3.7	4.4
Total cash costs	$38.1	$39.6	$137.6	$151.0
Gold ounces sold	48,094	51,694	134,987	188,785
Total cash costs per ounce	$792	$766	$1,019	$800

Total cash costs	$38.1	$39.6	$137.6	$151.0
Sustaining capital expenditures	6.8	16.4	26.1	46.2
Sustaining exploration	—	—	—	0.3
Accretion of decommissioning liabilities	—	—	0.2	0.1
Total all-in sustaining costs	$44.9	$56.0	$163.9	$197.6
Gold ounces sold	48,094	51,694	134,987	188,785
Mine-site all-in sustaining costs per ounce	$934	$1,083	$1,214	$1,047

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$30.4	$27.8	$120.9	$107.8
Royalties	0.3	0.2	1.3	3.1
Total cash costs	$30.7	$28.0	$122.2	$110.9
Gold ounces sold	31,132	34,127	149,724	141,496
Total cash costs per ounce	$986	$820	$816	$784

Total cash costs	$30.7	$28.0	$122.2	$110.9
Sustaining capital expenditures	12.4	1.2	27.0	6.5
Sustaining exploration	0.7	0.7	3.0	3.1
Accretion of decommissioning liabilities	0.6	0.5	2.3	2.3
Total all-in sustaining costs	$44.4	$30.4	$154.5	$122.8
Gold ounces sold	31,132	34,127	149,724	141,496
Mine-site all-in sustaining costs per ounce	$1,426	$891	$1,032	$868

25 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
(in millions, except ounces and per ounce figures)
Mining and processing	$18.7	$17.4	$57.8	$64.2
Royalties	1.8	2.7	5.2	9.9
Total cash costs	$20.5	$20.1	$63.0	$74.1
Gold ounces sold	42,605	39,652	139,614	149,746
Total cash costs per ounce	$481	$507	$451	$495

Total cash costs	$20.5	$20.1	$63.0	$74.1
Sustaining capital expenditures	8.3	5.7	29.0	24.1
Accretion of decommissioning liabilities	—	0.1	0.1	0.1
Total all-in sustaining costs	$28.8	$25.9	$92.1	$98.3
Gold ounces sold	42,605	39,652	139,614	149,746
Mine-site all-in sustaining costs per ounce	$676	$653	$660	$656
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2020	2019	2020	2019
Net earnings	$76.9	$38.0	$144.2	$96.1
Add back:
COVID-19 costs	—	—	6.5	—
Finance expense	1.3	0.4	4.3	2.5
Amortization	46.5	44.2	152.7	165.0
Deferred income tax (recovery) expense	(0.8)	11.6	43.9	20.1
Current income tax expense (recovery)	9.7	(5.8)	30.1	12.7
EBITDA	$133.6	$88.4	$381.7	$296.4
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

26 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	December 31, 2020	December 31, 2019
A S S E T S
Current Assets
Cash and cash equivalents	$220.5		$182.8
Equity securities	43.7		22.8
Amounts receivable	34.7		37.4
Income taxes receivable	—		4.6
Inventory	148.5		126.9
Other current assets	26		19.8
Total Current Assets	473.4		394.3

Non-Current Assets
Long-term inventory	17.9		25.7
Mineral property, plant and equipment	3,101.3		2,933.4
Other non-current assets	43.9		43.1
Total Assets	$3,636.5		$3,396.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$131.4		$127.3
Income taxes payable	15.5		—
Total Current Liabilities	146.9		127.3

Non-Current Liabilities
Deferred income taxes	559.9		513.7
Decommissioning liabilities	75.2		57.1
Other non-current liabilities	3.0		3.1
Total Liabilities	785		701.2

E Q U I T Y
Share capital	$3,702.9	$3,693.3	$3,693.3
Contributed surplus	88.5	90.7	90.7
Accumulated other comprehensive income (loss)	18.2	(0.2)	(0.2)
Deficit	(958.1)	(1,088.5)	(1,088.5)
Total Equity	2,851.5	2,695.3	2,695.3
Total Liabilities and Equity	$3,636.5	$3,396.5	$3,396.5

27 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
OPERATING REVENUES	$226.6	$186.0	$748.1	$683.1

COST OF SALES
Mining and processing	86.0	87.4	312.6	339.0
Royalties	3.3	4.4	10.2	17.4
COVID-19 costs	—	—	6.5	—
Amortization	46.5	44.2	152.7	165
	135.8	136	482	521.4
EXPENSES
Exploration	2.6	1.7	7.2	6.7
Corporate and administrative	5.7	5.2	21.0	19.8
Share-based compensation	1.2	1.5	10.3	9.2
	145.3	144.4	520.5	557.1
EARNINGS FROM OPERATIONS	81.3	41.6	227.6	126

OTHER EXPENSES
Finance expense	(1.3)	(0.4)	(4.3)	(2.5)
Foreign exchange gain (loss)	2.7	—	(1.4)	0.3
Other gain (loss)	3.1	2.6	(3.7)	5.1
EARNINGS BEFORE INCOME TAXES	$85.8	$43.8	$218.2	$128.9

INCOME TAXES
Current income tax expense	(9.7)	5.8	(30.1)	(12.7)
Deferred income tax recovery (expense)	0.8	(11.6)	(43.9)	(20.1)
NET EARNINGS	$76.9	$38.0	$144.2	$96.1

Items that may be subsequently reclassified to net earnings:
Unrealized gain on currency hedging instruments, net of taxes	3.7	1.8	1.1	6.0
Unrealized gain on fuel hedging instruments, net of taxes	0.4	—	0.1	0.5
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	9.9	3.5	23.8	2.5
Total other comprehensive income	$14.0	$5.3	$25.0	$9.0
COMPREHENSIVE INCOME	$90.9	$43.3	$169.2	$105.1

EARNINGS PER SHARE
– basic	$0.20	$0.10	$0.37	$0.25
– diluted	$0.19	$0.10	$0.37	$0.24
Weighted average number of common shares outstanding (000's)
– basic	392,720	391,076	391,675	390,160
– diluted	396,033	394,353	394,862	393,427

28 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings for the period	$76.9	$38.0	$144.2	$96.1
Adjustments for items not involving cash:
Amortization	46.5	44.2	153.8	165.0
Foreign exchange (gain) loss	(2.7)	—	1.4	(0.3)
Current income tax expense	9.7	(5.8)	30.1	12.7
Deferred income tax expense	(0.8)	11.6	43.9	20.1
Share-based compensation	1.2	1.5	10.3	9.2
Finance expense	1.3	0.4	4.3	2.5
Other items	(5.6)	(8.2)	(5.1)	(12.2)
Changes in working capital and taxes paid	4.9	(3.9)	(14.5)	(32.7)
	131.4	77.8	368.4	260.4
INVESTING ACTIVITIES
Mineral property, plant and equipment	(73.4)	(72.9)	(246.1)	(263.6)
Repurchase of Island Gold royalty	—	—	(54.8)	—
Acquisition of Trillium Mining Corp.	(19.5)	—	(19.5)	—
Proceeds from disposition of equity securities	8.6	—	9.7	—
Investment in equity securities	(1.1)	(2.4)	(3.4)	(4.0)
	(85.4)	(75.3)	(314.1)	(267.6)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility	—	—	100.0	—
Repayment of credit facility	(100.0)	—	(100.0)	—
Proceeds from optional share purchase plan	8.3	—	8.3	—
Repayment of equipment financing obligations	(0.1)	(0.7)	(0.5)	(3.3)
Credit facility interest and transaction fees	(0.7)	(1.2)	(1.5)	(1.2)
Repurchase and cancellation of common shares	—	—	(5.5)	(11.4)
Proceeds from the exercise of options	0.1	—	7.5	7.0
Dividends paid	(7.4)	(3.9)	(23.9)	(15.6)
Proceeds from issuance of flow-through shares	—	—	—	7.5
	(99.8)	(5.8)	(15.6)	(17.0)
	—
Effect of exchange rates on cash and cash equivalents	0.2	0.5	(1.0)	1.0
Net increase (decrease) in cash and cash equivalents	(53.6)	(2.8)	37.7	(23.2)
Cash and cash equivalents - beginning of period	274.1	185.6	182.8	206.0
CASH AND CASH EQUIVALENTS - END OF YEAR	$220.5	$182.8	$220.5	$182.8

29 | ALAMOS GOLD INC